

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

Via E-mail
Glynn Wilson
Chief Executive Officer
Tapimmune, Inc.
1551 Eastlake Avenue East, Suite 100
Seattle, WA 98102

> **Re: Tapimmune, Inc.**
> **Post-Effective Amendment No. 1 to Form S-3 on Form S-1**
> **Filed June 19, 2015**
> **File No. 333-196115**

Dear Mr. Wilson:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

General

1. We note that in addition to the shares of common stock originally registered under your Form S-3 which was declared effective on July 23, 2014, you are also registering shares of common stock underlying additional warrants which were issued subject to an Amended and Restated Restructuring Agreement and shares of common stock issued to a shareholder on March 9, 2015 as follows:

   - 7,320,000 shares of common stock issuable upon exercise of an additional 7,320,000 Series B Warrants issued subject to the Restructuring Agreement;

   - 7,320,000 shares of common stock issuable upon exercise of an additional 7,320,000 Series C Warrants issued subject to the Restructuring Agreement;

   - 5,000,000 shares of common stock issuable upon exercise of an additional 5,000,000 Series B-1 Warrants issued subject to the Restructuring Agreement;

- 5,000,000 shares of common stock issued to a shareholder upon its exercise on June 16, 2015 of 5,000,000 Series C-1 Warrants issued subject to the Restructuring Agreement; and

- 5,000,000 shares of common stock issued to a shareholder in March 2015.

As noted in your Form 8-K filed on June 3, 2015, the warrants and the shares underlying the warrants identified above were issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act. The private placement transaction and your proposed resale offering of underlying shares are distinct from the publicly registered transactions described in the shelf offering prospectus on Form S-3 filed in May 2014 and the subsequent prospectus supplements reflecting offerings in August 2014, January 2015, and March 2015. As such, the shares issued in the private placement transaction may not be registered for resale through a post-effective amendment to the prior Form S-3. Accordingly, please remove all of the securities listed above from registration on this post-effective amendment. If you would like to register these shares of common stock underlying the private placement transaction, you may do so on a separate registration statement on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        William S. Rosenstadt, Esq.
        Sanders Ortoli Vaughn-Flam Rosenstadt LLP